No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN AMENDED ORDER PURSUANT TO SECTIONS 17(d), 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d), 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

SOLAR CAPITAL LTD.

SOLAR SENIOR CAPITAL LTD.

SOLAR CAPITAL PARTNERS, LLC

500 Park Avenue

New York, NY 10022

(212) 993-1670

All Communications, Notices and Orders to:

Michael S. Gross

Chief Executive Officer

Solar Capital Ltd.

Solar Senior Capital Ltd.

500 Park Avenue

New York, NY 10022

(212) 993-1670

Copies to:

Steven B. Boehm

Anne G. Oberndorf

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW

Washington, DC 20001

(202) 383-0100

January 13, 2017

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

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In the Matter of: )
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SOLAR CAPITAL LTD. SOLAR SENIOR CAPITAL LTD. SOLAR CAPITAL PARTNERS, LLC )	APPLICATION FOR AN AMENDED ORDER PURSUANT TO SECTIONS 17(d), 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d), 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940.
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500 Park Avenue )
New York, NY 10022)
(212) 993-1670)
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File No. 812-)
Investment Company Act of 1940)

I.	SUMMARY OF APPLICATION

On July 28, 2014, Solar Capital Ltd. (“Solar Capital”), Solar Senior Capital Ltd. ( “Solar Senior” and together with Solar Capital, the “Solar Funds”) and Solar Capital Partners, LLC (“Solar Adviser” and, collectively with the Solar Funds, the “Applicants”) obtained an order from the Securities and Exchange Commission (the “Commission”) pursuant to Sections 17(d), 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”) 1, and Rule 17d-12 under the Act permitting certain joint transactions otherwise prohibited by Sections 17(d), 57(a)(4) and 57(i) and Rule 17d-1, as described more fully therein (the “Prior Order”).3 Except as stated herein, defined terms used in this application (the “Application”) have the meanings provided in the application for the Prior Order, as amended and restated (the “Prior Application”).

The Applicants hereby seek an amended order (“Amended Order”) from the Commission under Sections 17(d), 57(a)(4) and 57(i) and Rule 17d-1 to extend the relief granted in the Prior Order such that it no longer applies to Future Regulated Funds and Affiliated Funds only if their respective investment adviser is Solar Adviser, but also applies to Future Regulated Funds and Affiliated Funds whose investment adviser is an investment adviser that controls, is controlled by or is under common control with Solar Adviser and is registered as an investment adviser under the Advisers Act. Applicants propose to:

[1]	Unless otherwise indicated, all section references herein are to the Act.
[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.
[3]	Solar Capital Ltd., et al. (File No. 812-14195) Release No. IC-31143 (July 1, 2014) (notice) and Release No. IC-31187 (July 28, 2014) (order).

•	amend the term “Adviser” defined in the Prior Application to include (a) Solar Adviser and (b) any future investment adviser that controls, is controlled by or is under common control with Solar Adviser and is registered as an investment adviser under the Advisers Act;

•	amend the term “Future Regulated Fund” defined in the Prior Application to include any registered closed-end management investment company or BDC whose investment adviser is an Adviser;

•	amend the term “Affiliated Fund” defined in the Prior Application to include an entity whose investment adviser is an Adviser; and

•	amend the Conditions of the Prior Application to reference the “applicable Adviser” as necessary and to include Condition 14, as provided herein.

II.	BACKGROUND

A. The Solar Funds

Each of Solar Capital and Solar Senior is a Maryland corporation that is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the Act. Solar Capital was formed in February 2007 as Solar Capital LLC. Immediately prior to Solar Capital’s initial public offering, Solar Capital LLC was merged with and into Solar Capital. Solar Capital completed its initial public offering on February 12, 2010. Solar Senior was formed in December 2010 and completed its initial public offering on February 24, 2011. Each of Solar Capital and Solar Senior is managed by Solar Adviser and is provided with administrative services by Solar Capital Management, LLC. The Solar Funds’ business models are focused primarily on the origination of investments through portfolio companies or their financial sponsors.

The Solar Funds invest primarily in U.S. middle-market companies, where they believe the supply of primary capital is limited and the investment opportunities are most attractive. Solar Capital’s investment objective is to generate both current income and capital appreciation through debt and equity investments. Solar Capital invests primarily in leveraged middle-market companies in the form of senior secured loans, mezzanine loans and equity securities. Solar Capital’s investments generally range between $5 million and $100 million each, although Solar Capital expects that investment size will vary proportionately with the size of its capital base and/or with strategic initiatives.

Solar Senior’s investment objective is to seek to maximize current income consistent with the preservation of capital. Solar Senior seeks to achieve its investment objective by directly and indirectly investing primarily in senior loans, including first lien and second lien debt instruments, made to private middle-market companies whose debt is rated below investment grade, which we refer to collectively as “senior loans.” Solar Senior’s investments generally range between $5 million and $30 million each, although Solar Senior expects that investment size will vary proportionately with the size of its capital base. From time to time, the Solar Funds may each invest in public companies that are thinly traded.

Solar Capital and Solar Senior each has a five-member Board, of which the same three members serve as Non-Interested Directors. As of June 24, 2016, the principals of Solar Adviser, in the aggregate, held, either directly or indirectly, voting power over and a pecuniary interest in approximately 5.9% of Solar Capital’s common stock. As of June 30, 2016, the principals of Solar Adviser, in the aggregate, held, either directly or indirectly, voting power over and a pecuniary interest in approximately 7.6% of Solar Senior’s common stock.

B. Solar Adviser

Solar Adviser, a privately held investment adviser registered with the Commission pursuant to Section 203 of the Advisers Act, was organized as a limited liability company under the laws of the state of Delaware in January 2007. Solar Adviser serves as the investment adviser to each of Solar Capital and Solar Senior and manages their respective portfolios in accordance with each Solar Fund’s Objectives and Strategies, makes investment decisions for each Solar Fund, places purchase and sale orders for portfolio transactions for each Solar Fund and otherwise manages the day-to-day operations of each Solar Fund, subject to the oversight of each Solar Fund’s Board.

Solar Adviser manages the investment activities of Solar Capital pursuant to an investment advisory agreement with Solar Capital and the investment activities of Solar Senior pursuant to an investment advisory agreement with Solar Senior. The management of Solar Adviser currently consists of the following individuals:

Michael S. Gross, Managing Member

Bruce J. Spohler, Senior Vice President and Partner

Guy F. Talarico, Chief Compliance Officer

Richard L. Peteka, Chief Financial Officer

III.	ORDER REQUESTED

The Applicants respectfully request an Amended Order of the Commission under Sections 17(d) and 57(i) and Rule 17d-1 to permit, subject to the terms and conditions set forth in the Prior Application and condition 14 herein (together, the “Conditions”), one or more Regulated Funds to be able to participate in Co-Investment Transactions with one or more other Regulated Funds and/or one or more Affiliated Funds. Applicants seek the Amended Order in order to permit such Regulated Funds and/or Affiliated Funds participating in Co-Investment Transactions to be advised either by Solar Adviser or a future investment adviser that controls, is controlled by or is under common control with Solar Adviser and is registered as an investment adviser under the Advisers Act.

Except as discussed below, the analysis in Section III, “Order Requested,” of the Prior Application is equally applicable to this Application, which differs only from the Prior Application in so far as it is intended to apply not only to Solar Adviser, but also to any future investment adviser that controls, is controlled by or is under common control with Solar Adviser and is registered as an investment adviser under the Advisers Act. Accordingly, that prior analysis is not restated herein.

A. Protection Provided by the Proposed Conditions

Applicants believe that the Conditions of the Prior Order, as stated in Section III.D of the Prior Application, together with Condition 14 herein will ensure the protection of shareholders of the Regulated Funds and compliance with the purposes and policies of the Act with respect to the Co-Investment Transactions.

If the Advisers, the principal owners of any of the Advisers (the “Principals”), or any person controlling, controlled by, or under common control with the Advisers or the Principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 14.

Applicants believe that this condition will ensure that the Non-Interested Directors will act independently in evaluating the Co-Investment Program, because the ability of the Advisers or the Principals to influence the Non-Interested Directors by a suggestion, explicit or implied, that the Non-Interested Directors can be removed will be limited significantly. The Non-Interested Directors shall evaluate and approve any such independent party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

B. Conditions

The Conditions of the Prior Order, as stated in Section III.D of the Prior Application, will remain in effect and references to “the Adviser” in the Conditions of the Prior Application shall be updated to reflect that the Application applies to multiple Advisers, as set forth below. In addition, Applicants agree that an Amended Order granting the requested relief shall also be subject to Condition 14.

1.	Each time an Adviser considers a Potential Co-Investment Transaction for another Regulated Fund or an Affiliated Fund that falls within a Regulated Fund’s then-current Objectives and Strategies, the Regulated Fund’s Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.

a.	If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, the Adviser will then determine an appropriate level of investment for the Regulated Fund.

b.

If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each. The applicable Adviser will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party’s available capital to assist the Eligible Directors with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

c.	After making the determinations required in conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each Regulated Fund and each Affiliated Fund) to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with another Regulated Fund or an Affiliated Fund only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

i.	the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

ii.	the Potential Co-Investment Transaction is consistent with:

A.	the interests of the Regulated Fund’s shareholders; and

B.	the Regulated Fund’s then-current Objectives and Strategies;

iii.	the investment by any other Regulated Funds or any Affiliated Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of any other Regulated Funds or any Affiliated Funds; provided that, if any other Regulated Fund or any Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition 2(c)(iii), if:

A.	the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; and

B.	the applicable Adviser agrees to, and does, provide periodic reports to the Board of the Regulated Fund with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

C.	any fees or other compensation that any Regulated Fund or any Affiliated Fund or any affiliated person of any Regulated Fund or any Affiliated Fund receives in connection with the right of a Regulated Fund or an Affiliated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who may each, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party’s investment; and

the proposed investment by the Regulated Fund will not benefit the Advisers, the other Regulated Funds, the Affiliated Funds, or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by Section 17(e) or 57(k) of the Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(c).

3.	Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.	The applicable Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.	Except for Follow-On Investments made in accordance with condition 8, a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Fund, or any affiliated person of another Regulated Fund or Affiliated Fund is an existing investor.

6.	A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Fund. The grant to another Regulated Fund or an Affiliated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A),(B) and (C) are met.

7.

a.	If any Regulated Fund or any Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Advisers will:

i.	notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

ii.	formulate a recommendation as to participation by each Regulated Fund in the disposition.

b.	Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Regulated Funds and Affiliated Funds.

c.	A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Regulated Fund’s Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

d.	Each Regulated Fund and each Affiliated Fund will bear its own expenses in connection with any such disposition.

8.

a.	If any Regulated Fund or any Affiliated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Advisers will:

i.	notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

ii.	formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

b.	A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

c.	If, with respect to any Follow-On Investment:

i.	the amount of a Follow-On Investment is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments immediately preceding the Follow-On Investment; and

ii.	the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the opportunity; then the investment opportunity will be allocated among them pro rata based on each participant’s capital available for investment in the asset class being allocated, up to the maximum amount proposed to be invested by each.

d.	The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this Application.

9.	The Non-Interested Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds and the Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Non-Interested Directors may determine whether all investments made during the preceding quarter, including those investments which the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Directors will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

10.	Each Regulated Fund will maintain the records required by section 57(f)(3) of the Act as if each of the Regulated Funds were a business development company and each of the investments permitted under these conditions were approved by the Required Majority under section 57(f).

11.	No Non-Interested Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the Act), of an Affiliated Fund.

12.	The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under their respective investment advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Affiliated Funds and the Regulated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.	Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by such Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Advisers, the other Regulated Funds or any affiliated person of the Regulated Funds or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C) and (b) in the case of an Adviser, investment advisory fees paid in accordance with the agreements between the Adviser and the Regulated Funds or the Affiliated Funds).

14.	If the Holders own in the aggregate more than 25% of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable State law affecting the Board’s composition, size or manner of election.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that the analysis in Section IV, “Statement in Support of Relief Requested,” of the Prior Application is equally applicable to this Application, which differs only from the Prior Application in so far as it is intended to apply not only to Solar Adviser, but also to any future investment adviser that controls, is controlled by or is under common control with Solar Adviser and is registered as an investment adviser under the Advisers Act. Accordingly, that prior analysis is not restated herein.

V.	PRECEDENTS

The Commission previously has issued orders permitting certain investment companies subject to regulation under the Act and their affiliated persons to co-invest in Private Placement Securities. Many precedent orders have granted relief to future investment advisers registered under the Advisers Act that either control, are controlled by or are under common control with an existing investment adviser applicant.4 Applicants note, in particular, that the amended co- investment protocol to be followed by Applicants in this Application, as it pertains to the definition of Adviser and Condition 14, is substantially similar to the protocol followed by OFS Capital Corporation and its affiliates for which an order was granted on October 12, 2016.5

VI.	PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application to:

Michael S. Gross

Chief Executive Officer

Solar Capital Ltd.

Solar Senior Capital Ltd.

500 Park Avenue

New York, NY 10022

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm, Esq.

Anne G. Oberndorf, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street N.W.

Washington, D.C. 20001

[4]	See Fidus Investment Corporation, et al. (File No. 812-14605) Investment Company Act Rel. Nos. 32381 (December 7, 2016) (notice) and 32411 (January 4, 2017) (order); Goldman Sachs BDC Inc., et al. (File No. 812-14219) Investment Company Act Rel. Nos. 32382 (December 7, 2016) (notice) and 32409 (January 4, 2017) (order); NF Investment Corp., et al. (File No. 812-14472) Investment Company Act Rel. Nos. 32340 (October 27, 2016) (notice) and 32362 (November 22, 2016) (order); Terra Income Fund 6, Inc., et al. (File No. 812-14452) Investment Company Act Rel. Nos. 32303 (October 4, 2016) (notice) and 32349 (November 1, 2016) (order); Altegris KKR Commitments Master Fund, et al. (File No. 812-14410) Investment Company Act Rel. Nos. 32265 (September 19, 2016) (notice ) and 32319 (October 17, 2016) (order); OFS Capital Corporation, et al. (File No. 812-14602) Investment Company Act Rel. Nos. 32197 (September 13, 2016) (notice) and 32312 (October 12, 2016) (order); AB Private Credit Investors Corporation, et al. (File No. 812-14453) Investment Company Act Rel. Nos. 32261 (September 13, 2016) (notice ) and 32310 (October 11, 2016) (order); Bain Capital Specialty Finance, Inc., et al. (File No. 812-14575) Investment Company Act Rel. Nos. 32197 (July 29, 2016) (notice) and 32226 (August 23, 2016) (order); Carey Credit Income Fund, et al. (File No. 812-14426) Investment Company Act Rel. Nos. 32138 (June 2, 2016) (notice) and 32164 (June 28, 2016) (order); Triloma EIG Global Energy Fund, et al. (File No. 812-14429) Investment Company Act Rel. Nos. 32106 (May 5, 2016) (notice) and 32132 (May 31, 2016) (order); Capitala Finance Corp., et al. (File No. 812-14544) Investment Company Act Rel. Nos. 32102 (May 4, 2016) (notice) and 32136 (June 1, 2016) (order); OHA Investment Corporation, et al. (File No. 812-14482) Investment Company Act Rel. Nos. 32061 (March 30, 2016) (notice) and 32094 (April 25, 2016) (order); NexPoint Capital, Inc., et al. (File No. 812-14430) Investment Company Act Rel. Nos. 32048 (March 24, 2016) (notice) and 32078 (April 29, 2016) (order); Crescent Capital BDC Inc., et al. (File No. 812-14454) Investment Company Act Rel. Nos. 32018 (March 2, 2016) (notice) and 32056 (March 29, 2016) (order).
[5]	OFS Capital Corporation, et al. (File No. 812-14602) Investment Company Act Rel. Nos. 32197 (September 13, 2016) (notice) and 32312 (October 12, 2016) (order).

B. Authorizations

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by each Board of the Regulated Fund pursuant to resolutions duly adopted by each Board on January 13, 2017 (attached hereto as Exhibits A and B). All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 13th day of January 2017.

SOLAR CAPITAL, LTD.

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Chief Executive Officer, President, Chairman of the Board of Directors

SOLAR SENIOR CAPITAL LTD.

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Chief Executive Officer, President, Chairman of the Board of Directors

SOLAR CAPITAL PARTNERS, LLC

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Managing Member

VERIFICATION

STATE OF NEW YORK	)
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COUNTY OF NEW YORK	)

The undersigned states that he has duly executed the attached application dated as of January 13, 2017 for and on behalf of Solar Capital, Ltd., Solar Capital Partners, LLC, and Solar Senior Capital Ltd. that he is the Chief Executive Officer, President and Chairman of the Board of Directors of Solar Capital, Ltd. and Solar Senior Capital Ltd., and the Managing Member of Solar Capital Partners, LLC, and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

SOLAR CAPITAL, LTD.

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Chief Executive Officer, President, Chairman of the Board of Directors

SOLAR SENIOR CAPITAL LTD.

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Chief Executive Officer, President, Chairman of the Board of Directors

SOLAR CAPITAL PARTNERS, LLC

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Managing Member

Exhibit A

Resolutions of the Board of Directors of Solar Capital Ltd.

WHEREAS, the Board of Directors has reviewed Solar Capital Ltd.’s (the “Company”) Co-Investment Exemptive Application (the “Exemptive Application”) involving the Company, Solar Senior Capital Ltd. and certain affiliates thereof as specified in the Exemptive Application, a copy of which is attached hereto as Exhibit A, for an amended order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) and Section 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto as Exhibit A; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that any officer of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer and the Secretary of the Company (collectively, the “Authorized Officers”).

Exhibit B

Resolutions of the Board of Directors of Solar Senior Capital Ltd.

WHEREAS, the Board of Directors has reviewed Solar Senior Capital Ltd.’s (the “Company”) Co-Investment Exemptive Application (the “Exemptive Application”) involving the Company, Solar Capital Ltd. and certain affiliates thereof as specified in the Exemptive Application, a copy of which is attached hereto as Exhibit A, for an amended order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) and Section 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto as Exhibit A; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that any officer of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer and the Secretary of the Company (collectively, the “Authorized Officers”).